 ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

March 30, 2020

Sonia Bednarowski

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:Evolution Development Group, Inc.

Offering Statement on Form 1-A

Filed December 4, 2019

File No. 024-11127

Dear Ms. Bednarowski:

Please accept this letter and filing of the amended Form 1-A in response to the Commission’s correspondence to John Norman, CEO of Evolution Development Group, Inc. dated December 19, 2019.

Amendment No. 1 to Offering Statement on Form 1-A Part II

Offering Summary and Summary of Risk Factors Offering Summary, page 13

1.Refer to your response to comment 1. Please clarify in the Offering Summary and in Revenue Share that all Class B common stock sold in the offering will participate in the revenue share pool, and that consistent with Article III(f)(v) of your Amended and Restated Articles of Incorporation, Class B common stock issued before January 1, 2019 does not participate in the revenue share pool. Add risk factor disclosure in this regard.

The latest filing has been amended to address this Comment.

Description of the Business, page 48

2.Refer to your response to comment 5. Please clarify the relationship between you and Ryan Norman, and reconcile your response that Ryan Norman is not presently under contract with your website, which includes an entire section and video on Ryan Norman and shows him racing an EVO car.

The relationship has been clarified in the latest filing. As noted, Ryan Norman raced in the past using EVO logos for promotional purposes, but it was an uncompensated non-contractual

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1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

situation. There is no present contract between Ryan Norman and EVO, but should one be entered into, the Offering Circular will be updated to reflect it.

Compensation of Directors and Executive Officers, page 64

3.Please update this section to disclose the executive compensation of directors and executive officers for the fiscal year ended December 31, 2019.

This section has been updated to address the comment.

Security Ownership of Management and Certain Securityholders Table of Beneficial Ownership, page 67

4.Please clarify in the table any amount of Participating Class B common stock and Non- Participating Class B common stock.

This has been clarified in the text below the table.

Part III

Index to Exhibits, page 108

5.Refer to your response to comment 12. Please file the written consent of Kendall Almerico and the complete "testing the waters" materials as exhibits to your offering circular. It appears that many pages of the "testing the waters" materials on your website are not included in Exhibit 1A-13.

The website and marketing materials are being updated on a daily basis, so filing the materials with the Commission is a moving target. However, the issuer is aware of their responsibility and will update the testing the waters materials as required in all subsequent filings through qualification.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com